UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Agora, Inc.
______________________________________________________________________________
(Name of Issuer)
Class A Ordinary Shares, par value of $0.0001 per share
______________________________________________________________________________
(Title of Class of Securities)
00851L103**
______________________________________________________________________________
(CUSIP Number)
December 31, 2020
______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**     CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “API.” Each ADS represents four Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00851L103
1.	Names of Reporting Persons. Xiaojing Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,209,831 ordinary shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,209,831 ordinary shares (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,209,831 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 00851L103
1.	Names of Reporting Persons. Easy Dynamic International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,209,831 ordinary shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,209,831 ordinary shares (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,209,831 ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: Agora, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road, Yangpu District, Shanghai, The People’s Republic of China

Item 2(a).	Name of Person Filing: Xiaojing Li Easy Dynamic International Limited
Item 2(b).
Address of Principal Business Office, or, if none, Residence:
Xiaojing Li
Gate 1, Building 9, Houshan West Street,
Jianxi District, Luoyang City, Henan Province, The People’s Republic of China

Easy Dynamic International Limited
Vistra Corporate Services Centre
Wickhams Cay II, Road Town, Tortola, VG1110
British Virgin Islands

Item 2(c).	Citizenship: Ms. Xiaojing Li – People’s Republic of China Easy Dynamic International Limited – British Virgin Islands
Item 2(d).
Title of Class of Securities:
Class A ordinary shares, par value US$0.0001 per share (the “Class A ordinary shares”). Holders of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share (the “Class B ordinary shares”) have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share.

Item 2(e).
CUSIP No.:
00851L103
CUSIP number 00851L103 has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “API.” Each ADS represents four Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A ordinary shares by each of the reporting persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xiaojing Li	22,209,831 ordinary shares(2)	5.2%	0	22,209,831 ordinary shares(2)	0	22,209,831 ordinary shares(2)
Easy Dynamic International Limited	22,209,831 ordinary shares(2)	5.2%	0	22,209,831 ordinary shares(2)	0	22,209,831 ordinary shares(2)

(1)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 423,482,562 ordinary shares as a single class, being the sum of 347,302,624 Class A ordinary shares and 76,179,938 Class B ordinary shares, outstanding as of December 31, 2020.
(2)   Represents 22,209,831 ordinary shares held by Easy Dynamic International Limited, a British Virgin Islands company. Ms. Xiaojing Li is the sole director of Easy Dynamic International Limited and, as such, has discretionary authority to vote and dispose of the shares held by Easy Dynamic International Limited in our company.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2021

Xiaojing Li

By:	/s/ Xiaojing Li

Easy Dynamic International Limited

By:	/s/ Xiaojing Li
Name: Xiaojing Li
Title: Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement